SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of April, 2003



                               CP SHIPS LIMITED


   ------------------------------------------------------------------------

                (Translation of Registrant's Name Into English)

            62-65 Trafalgar Square, London WC2N 5DY, United Kingdom


   ------------------------------------------------------------------------

                   (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F                  Form 40-F     X
               -----                         ---

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes               No       X
         -----                 ---

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):  82-            .
                                                  ------------

     This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954



                              Page 1 of 17 Pages

                       Exhibits Index appears on Page 3

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      CP SHIPS LIMITED
                                      ----------------
                                               (Registrant)

Date:  23 April 2003

                                      By:   /s/ John K. Irving
                                           ---------------------------------
                                            Name:  John K. Irving
                                            Title: Vice President, General
                                                   Counsel & Secretary

                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                                    Page
----------------------                                                    ----

10.1     Press Release of CP Ships Limited "CP SHIPS ANNOUNCES
         FIRST QUARTER LOSS BUT IMPROVED OUTLOOK",
         dated 23 April 2003                                              4

                                                                  Exhibit 10.1


          CP SHIPS ANNOUNCES FIRST QUARTER LOSS BUT IMPROVED OUTLOOK


LONDON, UK (23 April 2003) - CP Ships Limited today announced an unaudited first quarter 2003 operating loss of US $2 million before exceptional items, a $4 million improvement on the $6 million operating loss in first quarter 2002 and compared with $34 million operating income before exceptional items in fourth quarter 2002. Basic loss per share before exceptional items was $0.12 compared with last year's first quarter loss per share of $0.14 and fourth quarter 2002's earnings per share of $0.23 before exceptional items. After exceptional items, the net loss was $21 million representing a basic loss per share of $0.23 compared with $11 million net loss in the same quarter last year or loss per share of $0.14. Net income for fourth quarter 2002 was $23 million, a basic earnings per share of $0.26.

Volume at 514,000 teu was a record for the seasonally weak first quarter, up 18% from first quarter 2002, reflecting both strong growth and the inclusion of Italia Line. Average freight rates were up 1% on the same period last year but down 2% on fourth quarter 2002. EBITDA increased to $26 million in first quarter 2003 from $14 million in same quarter last year. Cash outflow from operations before exceptional payments was $19 million or $0.21 per share.

Despite robust volume and a strong recovery in operating result in March, overall performance for the quarter was weaker than expected due to three factors. Firstly, significantly higher fuel costs of about $9 million after fuel surcharge recovery compared with first quarter last year. Secondly, an adverse impact of the weaker US dollar of about $12 million. Finally, exceptionally severe weather in the TransAtlantic, record winter low water levels in the Saint Lawrence River restricting loading capacity, one-time operational expenses relating to ship replacement and ship network changes, and disruption of trade in Venezuela all adversely impacted the result, in total by about $7 million.

Withdrawal from the slot charter agreement in the Asia-Europe trade is now nearly complete. Despite further improvement in freight rates in the quarter, the service remained unprofitable.

The previously announced fixed day weekly service between North East Asia including China and Vancouver and recently Anchorage started in January, incurred start-up losses.

The two weekly fixed day round-the-world services linking Australia, New Zealand and the Pacific Islands with Europe and the US East Coast were successfully implemented in January and are expected to continue to drive improved operating results in the Australasian market during 2003.

In January, the Canex consortium moved its service from its previous marine terminal to CP Ships' Montreal Gateway Terminals which, together with the consortium's slot charter agreement with Canada Maritime, is expected to lead to overall improvements in trade lane operating efficiency.

During the quarter, CP Ships completed the process of adapting its cargo acceptance and documentation procedures to comply with US Customs 24-Hour Advance Notification Rule and met the compliance deadline of 2nd February. So far, there has generally been no significant delay to container shipments while incremental operating costs are expected to be mostly recovered from customers.

CP Ships took delivery during the first quarter of a further two new 3200 teu containerships and four 4100 teu long-term chartered ships under the company's $800 million ship replacement program. The remaining two new, one used and two long-term chartered ships are expected to be delivered on schedule by the end of the third quarter 2003.

The annualized 2003 cost reduction target of $80 million is lower than last year's achieved $125 million.

The ship fleet decreased from 89 on 31st December to 86 ships on 31st March mainly due to service restructuring and the completion of ship repositioning in progress at the beginning of the quarter.

Outlook

Despite a difficult start including higher than anticipated operating costs, we expect volume to remain firm with freight rate improvement in the TransAtlantic, continuing operating efficiencies in the Australasian market and reduced losses in Asia driving stronger operating results for the rest of the year.

However, increases in some operating costs including higher charter rates and the continuing negative impact of a weaker US dollar, are expected to partly offset the benefits of higher average freight rates, the cost saving initiatives started in 2002 and those targeted for 2003.

Overall, we expect operating income for the second quarter to be substantially higher than the first quarter and for the year overall before exceptional items to be greater than 2002's $83 million and closer to 2001's $139 million than we had previously expected.

TransAtlantic Market

First quarter operating income of $4 million was down by $4 million on the same period in 2002, and $17 million lower than fourth quarter. Higher operating costs offset stronger volume, up 21%, reflecting both Italia Line and underlying growth compared with the same period last year. Average freight rates were flat versus first quarter 2002 but slightly down from fourth quarter due to weaker Eastbound freight rates from North America.

Australasian Market

Though volume was down 4%, operating income of $6 million was $9 million higher than first quarter 2002 due to significantly lower operating costs from the start of the new round-the-world services and higher freight rates, up 6% from last year's first quarter and 3% from the fourth quarter.

Latin American Market

Operating income was nil, down from $6 million in first quarter 2002 and $2 million in the fourth quarter. Higher volume due to Italia Line as well as both import and export trade growth only partly offset higher operating costs and lower freight rates, down 16% from first quarter 2002 and 3% from fourth quarter.

Asian Market

First quarter operating loss of $13 million improved $6 million on the same period last year with 15% higher volume, reduced losses in Asia-Europe, and higher freight rates, up 7%. However, the operating loss was $8 million more than the $5 million loss in fourth quarter 2002 with average freight rates down 5%, start-up losses in the new Asia-Vancouver service and one-time ship positioning costs in the Asia-Mexico service. Excluding Asia-Europe, volume was up 28% but freight rates were 5% lower than first quarter 2002 and 8% down from fourth quarter 2002 due to seasonal factors and change in cargo mix.

Other Trades

First quarter operating income at $1 million was down from the same period last year's $2 million due to lower operating income in the North America-West and South Africa trade.

Other Income Statement Items

The exceptional item of $10 million in first quarter 2003 comprised anticipated costs for the planned closure of the Contship head office in Ipswich and consolidation of UK operations to the Gatwick area during summer 2003.

Net interest expense was up $5 million in the first quarter compared with the same period last year due to higher borrowing costs on increased debt mainly to finance investment in ships.

Income tax expense at $1 million was down from $2 million in the same period last year.

Liquidity and Capital Resources

Cash outflow from operations before restructuring payments for the first quarter was $19 million compared with nil in the same period 2002 due mainly to greater non-cash working capital needs.

Capital expenditure of $83 million in the quarter included $64 million of final payments on two ships and $5 million in further stage payments under shipbuilding contracts. At 31st March 2003, CP Ships had $103 million of capital commitments including $101 million for ships to be delivered by third quarter 2003.

Long-term debt was $657 million at 31st March 2003, up $60 million from 31st December 2002 reflecting drawings to finance capital expenditure. Net debt at 31st March 2003 was $594 million.

Risk Analysis

Exchange rates
--------------

CP Ships' revenue is denominated primarily in US dollars but it is exposed to a number of other currencies through local operating costs, the most significant of which are Euro, Canadian dollars and GB pound.

During the quarter, hedging contracts were put in place to manage the group's exposure to Canadian dollar and Euro. At 31st March 2003, CP Ships had hedged 95% of its forecast Canadian dollar exposure for the remainder of the year at an average rate of C$1.57 and over 70% of its forecast Euro exposure using a combination of fixed rate forward contracts and put and call options, such that the exposure is limited to a range between $1.10 and $1.03.

Exchange rate movements negatively impacted operating income by $12 million in the first quarter compared to the same period last year.

Interest rate risk
------------------

At 31st March 2003, $586 million of CP Ships' debt was at floating interest rates linked to LIBOR, including $390 million of bank debt and the $196 million of senior unsecured notes.

Since the end of the quarter, CP Ships has swapped $90 million of its floating rate bank debt to a fixed rate of 1.45% until 30th June 2004. Following this transaction, the estimated annual impact of each increase of 1% in interest rates will be to decrease net income by $5 million.

Fuel price risk
---------------

During the first quarter, 0.4 million tonnes of fuel were consumed at an average price of $170 per tonne compared with 0.3 million tonnes at $108 per tonne in the same period last year. About 50% of anticipated fuel purchases for the second quarter have been hedged so that price exposure is limited to the range $125 to $135 per tonne reference Rotterdam.

Dividend

CP Ships' Board of Directors has declared a dividend for the first quarter 2003 of $0.04 per common share, payable on 20th May 2003 to shareholders of record on 2nd May 2003.

Investment Community Conference Call

Management will discuss first quarter results in a conference call and slide presentation with the investment community on Wednesday 23rd April 2003 at 9 am EST, 2 pm London UK Time. The conference call and slide presentation will be webcast live through the CP Ships corporate website, www.cpships.com. The webcast will also be available in archive through 23rd May 2003 on the CP Ships website.



QUARTERLY RESULTS 2003, 2002 and 2001
Unaudited

US$ millions except volume                          Q1       Q4      Q3       Q2      Q1       Q4       Q3       Q2     Q1
                                                  2003     2002    2002     2002    2002     2001     2001     2001   2001
---------------------------------------------------------------------------------------------------------------------------

Volume (teu 000s)
     TransAtlantic                                 270      284     277      256     222      233      227      245    237
     Australasia                                    74       87      84       86      77       90       89       89     80
     Latin America                                  53       55      48       38      33       39       41       41     41
     Asia                                          109      113     106      110      95       94       96       79     62
     Other                                           8       11       9        8       9       12       16       14     17
---------------------------------------------------------------------------------------------------------------------------
                                                   514      550     524      498     436      468      469      468    437
===========================================================================================================================

Revenue
     TransAtlantic                                 345      371     349      320     288      334      315      339    335
     Australasia                                   117      143     132      136     120      140      136      142    131
     Latin America                                  64       71      63       54      50       59       62       63     60
     Asia                                          138      145     137      123     103      115      124      108     88
     Other                                          22       24      23       18      17       21       26       23     25
---------------------------------------------------------------------------------------------------------------------------
                                                   686      754     704      651     578      669      663      675    639
===========================================================================================================================

Expenses
     TransAtlantic                                 341      350     332      306     280      305      301      321    317
     Australasia                                   111      130     121      130     123      133      127      132    128
     Latin America                                  64       69      58       46      44       52       52       56     56
     Asia                                          151      150     141      133     122      128      126      107     87
     Other                                          21       21      18       15      15       16       23       20     20
---------------------------------------------------------------------------------------------------------------------------
                                                   688      720     670      630     584      634      629      636    608
===========================================================================================================================

Operating (loss)/income (1)
     TransAtlantic                                   4       21      17       14       8       29       14       18     18
     Australasia                                     6       13      11        6     (3)        7        9       10      3
     Latin America                                   -        2       5        8       6        7       10        7      4
     Asia                                         (13)      (5)     (4)     (10)    (19)     (13)      (2)        1      1
     Other                                           1        3       5        3       2        5        3        3      5
---------------------------------------------------------------------------------------------------------------------------
                                                   (2)       34      34       21     (6)       35       34       39     31
===========================================================================================================================

Analysis of expenses
     Container shipping operations                 565      596     558      520     474      524      519      524    501
     General and administrative                     96      101      89       88      89       87       91       92     93


                                                             9




     Depreciation and amortization                  28       30      23       20      20       23       19       16     16
     Other                                         (1)      (7)       -        2       1        -        -        4    (2)
---------------------------------------------------------------------------------------------------------------------------
                                                   688      720     670      630     584      634      629      636    608
===========================================================================================================================


1    Before an exceptional charge in Q3 2001 of $44 million, a credit in Q4 2001 of $1 million, a credit in Q4 2002 of $2 million and a charge in Q1 2003 of $10 million.


                                                            10




OPERATING DATA
Unaudited

EBITDA(1)                              Q1      Q4       Q3       Q2       Q1       Q4      Q3       Q2       Q1
US$ millions                          2003    2002     2002     2002     2002     2001    2001     2001     2001
---------------------------------------------------------------------------------------------------------------------------

                                        26      64       57       41       14       58      53       55       47


QUARTERLY FREIGHT
RATE CHANGES
Percentage change(2)                    Q1      Q4       Q3       Q2       Q1      Q4       Q3       Q2       Q1
                                      2003    2002     2002     2002     2002    2001     2001     2001     2001
---------------------------------------------------------------------------------------------------------------------------

TransAtlantic                          (1)       6      (1)      (6)      (6)     (3)      (2)      (3)        4
Australasia                              3       2        2        -      (3)     (4)      (2)      (2)        6
Latin America                          (3)     (4)      (1)      (4)      (4)     (5)      (1)      (2)        2
Asia                                   (5)       -       10        2     (10)     (5)      (8)
---------------------------------------------------------------------------------------------------------------------------
                                       (2)       1        3      (2)      (7)     (4)      (1)      (1)        1
===========================================================================================================================



OPERATING LEASE
RENTALS
US$ millions                            Q1      Q4       Q3       Q2       Q1      Q4       Q3       Q2       Q1
                                      2003    2002     2002     2002     2002    2001     2001     2001     2001
---------------------------------------------------------------------------------------------------------------------------

Ships                                   40      57       52       49       52      62       77       83       86
Containers                              38      36       34       31       30      32       33       33       34
Other                                    7       9        6        6        6       4        4        5        5
---------------------------------------------------------------------------------------------------------------------------
                                        85     102       92       86       88      98      114      121      125
===========================================================================================================================


SHIPS

-----------------------------------------------------------------------------
Number of ships employed at 31st March 2003                    86

CONTAINERS

-----------------------------------------------------------------------------
Fleet in teu at 31st March 2003                                438,000

1 Earnings before interest, tax, depreciation, amortization, exceptional items and minority interests. This term does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.
2 Percentage increase/(decrease) compared with previous quarter in average freight rates which exclude inland revenue and slot charter revenue. Asia is excluded prior to Q3 2001 due to substantial change in mix of trade lanes during the period. Total is all trade lanes.

CONSOLIDATED STATEMENTS OF INCOME

Unaudited                                                                                      Three months
US$ millions except per share amounts                                                          to 31st March
                                                                                            2003          2002
----------------------------------------------------------------------------------------------------- -------------

Revenue
     Container shipping operations                                                           686          578

Expenses
     Container shipping operations                                                           565          474
     General and administrative                                                              96            89
     Depreciation and amortization of intangible assets                                      28            20
     Currency exchange (gain)/loss                                                           (1)           1

                                                                                         ------------ -------------
                                                                                             688          584

Operating loss before exceptional items                                                      (2)          (6)
     Exceptional items (note 2)                                                             (10)           -

                                                                                         ------------ -------------

Operating loss                                                                              (12)          (6)

     Interest expense, net                                                                   (8)          (3)
     Income tax expense                                                                      (1)          (2)

                                                                                         ------------ -------------
Net loss applicable to common shareholders                                                  $(21)        $(11)
                                                                                         ============ =============

Average number of common shares outstanding (millions) (note 3)                             89.8          80.0

Loss per common share basic and diluted (note 3)                                           $(0.23)      $(0.14)



CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Unaudited                                                                                      Three months
US$ millions                                                                                   to 31st March
                                                                                            2003          2002
----------------------------------------------------------------------------------------------------- -------------

Balance, beginning of period                                                                 547          509
Net loss applicable to common shareholders                                                  (21)          (11)

                                                                                         ------------ -------------
                                                                                             526          498

Dividends on common shares                                                                   (4)          (3)

                                                                                         ------------ -------------
Balance, 31st March                                                                         $522          $495
                                                                                         ============ =============

CONSOLIDATED BALANCE SHEETS
Unaudited
US$ millions                                                                31st March            31st December
                                                                               2003                   2002
--------------------------------------------------------------------------------------------- ----------------------

ASSETS

Current assets
     Cash and cash equivalents                                                  63                     110
     Accounts receivable                                                        504                    526
     Prepaid expenses                                                           47                     46
     Inventory                                                                  23                     21
                                                                       ---------------------- ----------------------
                                                                                637                    703

Property, plant and equipment at cost                                          1,567                  1,485
Accumulated depreciation                                                       (355)                  (329)
                                                                       ---------------------- ----------------------
                                                                               1,212                  1,156
                                                                       ---------------------- ----------------------

Deferred charges                                                                16                     16
Goodwill                                                                        598                    598
Other intangible assets                                                         10                     10
Other assets                                                                     4                      4

                                                                       ---------------------- ----------------------
                                                                              $2,477                 $2,487
                                                                       ====================== ======================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
     Accounts payable and accrued liabilities                                   609                    658
     Long-term debt due within one year                                         15                     15
                                                                       ---------------------- ----------------------
                                                                                624                    673

Long-term liabilities
     Long-term debt due after one year                                          642                    582
     Future income taxes                                                         7                      7
                                                                       ---------------------- ----------------------
                                                                                649                    589

Shareholders' equity
     Common share capital                                                       685                    685
     Contributed surplus                                                         2                      1
     Retained earnings                                                          522                    547
     Cumulative foreign currency translation adjustments                        (5)                    (8)
                                                                       ---------------------- ----------------------
                                                                               1,204                  1,225

                                                                       ---------------------- ----------------------
                                                                              $2,477                 $2,487
                                                                       ====================== ======================

CONSOLIDATED STATEMENTS OF CASH FLOW

Unaudited                                                                                      Three months
US$ millions                                                                                   to 31st March
                                                                                            2003          2002
----------------------------------------------------------------------------------------------------- -------------

Operating Activities
     Net loss for period                                                                    (21)          (11)
     Depreciation and amortization of intangible assets                                      28            20
     Exceptional  items                                                                      10            -
     Amortization of deferred charges                                                         1            1
     Contributed surplus                                                                      1            -
     Other                                                                                    1            2
                                                                                         ------------ -------------
                                                                                             20            12

     Increase in non-cash working capital                                                   (39)          (12)

                                                                                         ------------ -------------
     Cash absorbed by operations before exceptional item related payments                   (19)           -

     Exceptional item related  payments                                                      (1)          (4)

                                                                                         ------------ -------------
Cash flow from operations                                                                   (20)          (4)

Financing Activities
     Increase in long-term debt                                                              64            -
     Repayment of long-term debt                                                             (4)          (4)
     Deferred charges                                                                        (1)          (1)
     Common share dividends paid                                                             (4)          (3)
                                                                                         ------------ -------------
     Cash inflow/(outflow) from financing activities                                         55           (8)

Investing Activities
     Additions to capital assets                                                            (83)          (16)
     Proceeds from disposals of capital assets                                                1            4
                                                                                         ------------ -------------
     Cash outflow from investing activities                                                 (82)          (12)

Cash Position*
     Decrease in cash and cash equivalents                                                  (47)          (24)
     Cash and cash equivalents at beginning of period                                        110          116

                                                                                         ------------ -------------
     Cash and cash equivalents at end of period                                              $63          $92
                                                                                         ============ =============

* Cash and cash equivalents comprises cash and temporary investments with a maximum maturity of three months

SEGMENT INFORMATION
Unaudited                                                                       Three months
US$ millions except volume                                                      to 31st March

                                                                             2003           2002
--------------------------------------------------------------------------------------- -------------
Volume (teu 000s )
     TransAtlantic                                                            270           222
     Australasia                                                              74             77
     Latin America                                                            53             33
     Asia                                                                     109            95
     Other                                                                     8             9

                                                                         -------------- -------------
                                                                              514           436
                                                                         ============== =============
Revenue
     TransAtlantic                                                            345           288
     Australasia                                                              117           120
     Latin America                                                            64             50
     Asia                                                                     138           103
     Other                                                                    22             17

                                                                         -------------- -------------
                                                                              686           578
                                                                         ============== =============
Expenses
     TransAtlantic                                                            341           280
     Australasia                                                              111           123
     Latin America                                                            64             44
     Asia                                                                     151           122
     Other                                                                    21             15

                                                                         -------------- -------------
                                                                              688           584
                                                                         ============== =============
Operating income/(loss)(1)
     TransAtlantic                                                             4             8
     Australasia                                                               6            (3)
     Latin America                                                             -             6
     Asia                                                                    (13)           (19)
     Other                                                                     1             2

                                                                         -------------- -------------
                                                                              (2)           (6)
                                                                         ============== =============

(1)  Before exceptional items (note 2)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited
US$ millions

1.   BASIS OF PRESENTATION

These consolidated financial statements have been prepared using accounting policies that are consistent with the policies used in preparing the 2002 annual consolidated financial statements. The interim financial statements do not include all of the financial statement disclosures included in the annual financial statements prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and therefore should be read in conjunction with the most recent annual financial statements.

The results of operations for the interim period are not necessarily indicative of the operating results for the full year due to business seasonality.

2.   EXCEPTIONAL ITEMS

The exceptional charge of $10 million arises from organizational restructuring in Europe and mainly comprises consolidation of the UK management activities of Canada Maritime, Cast and Contship resulting in the closure of certain UK offices. This restructuring will be completed by the end of 2003. The charges include staff related costs of $7 million and expenses relating to redundant office leases of $3 million.

3.   LOSS PER SHARE

Net loss per share has been computed by dividing net loss by the weighted average number of common shares outstanding. The effect of potential common stock options and non-vested restricted shares is antidilutive. Accordingly, no diluted net loss per share has been calculated.

4.   STOCK-BASED COMPENSATION

In March 2003, the company granted senior employees 1,566,833 stock options and 1,047,079 restricted shares vesting on 1st December 2005. Vesting of one-third of the restricted shares and all of the stock options is contingent on the achievement by the company of certain financial performance targets/criteria.

The company has elected not to recognize stock option compensation as an expense but to disclose the effect based on fair value spread over the period to vesting. The company has used the Black-Scholes option pricing model to assess the fair value of the 1,566,833 options granted to employees and directors during the three months ended 31st March 2003 (none in the three months ended 31st March 2002) with the following assumptions:

          Dividend yield                             1.4%
          Volatility                                30.0%
          Risk-free interest rate                    4.5%
          Expected life (years)                        5


There would be no material impact on reported net income and earnings per common share for the three months ended 31st March 2003 and 2002, as a result of stock options granted. Stock options granted prior to 1st January 2002 are omitted from the fair value assessment.

The company has recognized compensation expense of $1 million for the quarter ended 31st March 2003 relating to restricted share awards mainly from the stock awards granted in October 2001 which vest in October 2004.

                                    -ends-

Note: This quarterly report includes forward-looking statements about the operations, objectives and expected financial results of CP Ships and its affiliates. Such statements are inherently subject to uncertainties arising from a variety of factors including, without limitation, legislative or regulatory changes, competition, technological developments and global economic and financial conditions. Actual performance could differ substantially.

About CP Ships: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 35 services in 21 trade lanes, most of which are served by two or more of its seven readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. CP Ships has a fleet of 89 ships and 438,000 teu in containers. Its annual volume is 2 million teu, more than 80% of which is North American exports or imports. It also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships' stock is traded on the Toronto and New York stock exchanges under the symbol TEU. It is listed in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website, www.cpships.com.

                                   CONTACTS
                                   Investors
                       Jeremy Lee, VP Investor Relations
                          Telephone: + 1 514 934 5254

                                     Media
              Elizabeth Canna, Director Corporate Communications
              Telephone:+44 (0)20 7389 1119 or +41(0) 79 691 3764

                                      or
                   Ian Matheson, Impress Communications Ltd
                        Telephone: +44 (0)1689 860 660

Note: This press release may include forward-looking statements about the operations, objectives and expected financial results of CP Ships and its affiliates. Such statements are inherently subject to uncertainties arising from a variety of factors including, without limitation, legislative or regulatory changes, competition, technological developments and global economic and financial conditions. Actual performance could differ substantially.


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